Exhibit 99.1

Gorilla Appoints New Chief Financial Officer

Taipei, Taiwan, July 25, 2022 (GLOBE NEWSWIRE) -- Gorilla Technology Group Inc. (“Gorilla”) (Nasdaq: “GRRR” for ordinary shares and “GRRRW” for warrants), a global leader in edge artificial intelligence (“Edge AI”) headquartered in Taipei, Taiwan, today announced the appointment of Daphne Huang as its Chief Financial Officer. Ms. Huang will succeed Gorilla’s retiring principal financial officer, Mr. Stardi Yen, who successfully led Gorilla to the public listing of the company on The Nasdaq Capital Market.

Ms. Huang has over 20 years of senior executive experience in finance within which more than ten years of experience as chief financial officer of global manufacturing, pharmaceutical, and technology sector companies. Ms. Huang most recently served as Chief Financial Officer of Go-For Industries Inc., a technology platform-based logistics company, and prior to that, as Chief Financial Officer and Chief Accounting Officer of Taro Pharmaceutical Industries Ltd., a NYSE listed global pharmaceutical company.

Prior to her career as a chief financial officer, Ms. Huang held positions of increasing responsibility in the financial service and debt capital markets sectors working for such companies as PriceWaterhouseCoopers, FleetBoston, GE Capital and HSBC.

Jay Chandan, Executive Chairman of Gorilla, said: “Daphne brings with her a wealth of experience in both technology and public companies. She has a solid understanding of the challenges faced today and the importance of creating efficiencies in delivering value to customers, as well as maintaining margins at the same time. She will be instrumental in our commitment to having a strong leadership team, as we strive to build our business and achieve our growth plans moving forward.”

Daphne added: “I am delighted to be joining Gorilla Technology. I am looking forward to working with the Gorilla team at this exciting stage of the company’s growth, as we continue to deliver financial and operational improvements across the business, whilst maintaining industry-leading standards in sustainability, quality and service.”

About Gorilla Technology Group Inc.

Gorilla, headquartered in Taipei, Taiwan, is a global leader in security intelligence, network intelligence, business intelligence and IoT technology. Gorilla develops a wide range of solutions, including Smart Cities, Smart Retail, Enterprise Security, and Smart Media. In addition, Gorilla provides a complete Security Convergence Platform to government institutions, Telecom companies and private enterprises with network surveillance and cyber security.

Gorilla places an emphasis on offering leading technology, expert service, and precise delivery, and ensuring top-of-the-line, intelligent and strong Edge AI solutions that enable clients to improve operational performance and efficiency. With continuous core technology development, Gorilla will deliver Edge AI solutions to managed service providers, distributors, system integrators, and hardware manufacturers.

www.Gorilla-Technology.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Gorilla’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding Gorilla’s leadership team, Gorilla’s continued growth and financial and operational improvements, along with those other risks described under the heading “Risk Factors” in the prospectus Gorilla filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2022, and those that are included in any of Gorilla’s future filings with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Gorilla and are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Gorilla undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Contacts

Gorilla Technology Group Inc.

Peter Wright

(617) 454-1088

peter@intro-act.com